Exhibit 99.B

GROSVENOR
REGISTERED FUNDS

Offer to Purchase

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TE), LLC

OFFER TO PURCHASE UP TO $29,000,000 IN OUTSTANDING

LIMITED LIABILITY COMPANY INTERESTS

DATED SEPTEMBER 27, 2012

LETTER OF TRANSMITTAL MUST BE RECEIVED BY

FRIDAY, OCTOBER 26, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, OCTOBER 26, 2012,

UNLESS THE OFFER IS EXTENDED

To the Investors of Grosvenor Registered Multi-Strategy Fund (TE), LLC:

Grosvenor Registered Multi-Strategy Fund (TE), LLC (the “Fund”) is a closed-end, diversified, management investment company organized as a Delaware limited liability company, that invests substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”). The Fund is offering to purchase, on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with this Offer to Purchase constitutes the “Offer”), up to $29,000,000 of Interests in the Fund. (As used in this Offer, the term “Interest” or “Interests”, as the context requires, refers to the limited liability company interests in the Fund representing beneficial interests in the Fund.) Purchases would be pursuant to tenders by investors of the Fund (“Investors”) at a price equal to their net asset value as of December 31, 2012 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the “Valuation Date”). This Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability under the Fund’s Limited Liability Company Agreement, as amended from time to time (the “LLC Agreement”).

The Offer will remain open until 12:00 midnight, Eastern Time, on October 26, 2012 (the “Initial Expiration Date”), or, if the Offer is extended, until any later date that corresponds to the extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the “Expiration Date.”

Unless otherwise instructed in the cover letter to this Offer, Investors who desire to tender an Interest, or a portion of an Interest, for purchase must complete and sign the attached Letter of Transmittal and submit it to the Fund for receipt on or before the Expiration Date. Investors who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all or a portion of their Interests. Such Investors must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Investors should realize that the value of the Interests tendered in this Offer likely will change between August 31, 2012 (the last time net asset value was calculated) and the Valuation Date (December 31, 2012, unless the Offer is extended), when the value of the Interests tendered to the Fund for purchase is determined. Investors tendering their Interest should also note that although the tender offer expires on October 26, 2012 (unless the Offer is extended), they will remain Investors in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date. Any tendering Investors that wish to obtain the estimated net asset value of their Interests should contact the Fund, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

Offer to Purchase – TE	Page 1

IMPORTANT

None of the Fund, Grosvenor Capital Management, L.P. (the “Adviser”), or any member of the Fund’s Board of Directors makes any recommendation on behalf of the Fund to any Investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests and, if they choose to do so, the portion of their Interests to tender.

Because each Investor’s investment decision is a personal one based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Interests pursuant to the Offer. No person has been authorized by the Fund to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund:

Grosvenor Funds

c/o BNY Mellon Alternative Investment Services

400 Bellevue Parkway

19C-0204

Wilmington, DE 19809

Phone: 1-866-211-4521

Offer to Purchase – TE	Page 2

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TE), LLC

Offer to Purchase

Table of Contents

1. Summary Term Sheet	4
2. Background and Purpose of the Offer	5
3. Offer to Purchase and Price	6
4. Amount of Tender	6
5. Procedure for Tenders	7
6. Withdrawal Rights	7
7. Purchases and Payment	8
8. Certain Conditions of the Offer	9
9. Certain Information About the Fund	9
10. Certain Federal Income Tax Consequences	12
11. Miscellaneous	13
12. Financial Statements	13

Offer to Purchase – TE	Page 3

1. Summary Term Sheet

This summary highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•

The Fund expects, subject to the sole discretion of the board of directors of the Fund (the “Board of Directors”), to offer from time to time to buy a portion of its outstanding Interests at their net asset value (that is, the value of the Fund’s assets minus its liabilities), effective as of the last business day of each calendar quarter. The Board of Directors of the Fund (the “Board of Directors”) has authorized the Fund to offer to purchase Interests in the Fund in an amount up to $29,000,000. This Offer will remain open until 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2012, unless the Offer is extended. The net asset value of an Interest will be calculated for this purpose as of the Valuation Date, which is December 31, 2012 unless the Offer is extended. The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•

The Offer is being made to all holders of Interests and is not conditioned on any minimum amount of Interests being tendered. You may tender your entire Interest or a portion of your Interest (defined as a specific dollar value) up to an amount such that you maintain the required minimum capital account balance of at least $50,000 in the Fund, subject to the conditions set forth below.

•

If you tender your entire Interest (or 95% or more of the net asset value of your Interest) and the Fund purchases that Interest, you will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for you by BNY Mellon Investment Servicing (US) Inc. (the “Administrator”), entitling you to:

i)	an initial payment (the “Initial Payment”) in cash and/or marketable securities equal to at least 90% of the unaudited net asset value, determined as of the Valuation Date, of the Interest tendered and purchased, which will be paid to you (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Master Fund has requested withdrawals of its capital from portfolio funds to fund the purchase of Interests; and

ii)	a contingent payment (the “Contingent Payment”) in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the portfolio funds) over (b) the Initial Payment. The Contingent Payment, if any, will be payable within 120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to the Contingent Payment. Any interest earned on these deposited amounts is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment. See Section 7.

•

If you tender less than 95% of your Interest in the Fund and the Fund purchases that Interest, you will receive as consideration a non-interest bearing, non-transferable note, to be held for you by the Administrator, entitling you to payment of the unaudited net asset value, determined as of the Valuation Date, of such portion of your Interest accepted for payment in cash and/or marketable securities within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Master Fund has requested withdrawals of capital from such portfolio funds to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount you tender if the purchase would cause your remaining Interest to have a balance of less than $50,000. See Section 4 and Section 7.

Offer to Purchase – TE	Page 4

•

If the Fund accepts the tender of your entire Interest or a portion of your Interest, your proceeds will be funded from one or more of the following sources: cash on hand; withdrawals of capital derived from the portfolio funds in which the Master Fund invests; the proceeds of the sale of or delivery of portfolio securities held by the Fund; or borrowings. See Section 7.

•

Until the expiration of the Offer, you have the right to change your mind and withdraw any tenders of your Interest. If the Fund has not yet accepted your tender of an Interest (or portion of an Interest) before November 23, 2012, you will also have the right to withdraw the tender of your Interest on or after such date. Interests withdrawn prior to the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described herein. See Section 6.

•

If you would like the Fund to purchase your entire Interest or a portion of your Interest, and unless otherwise instructed on the cover letter to this Offer, you must complete, sign and either (i) mail the enclosed Letter of Transmittal to the Fund at the address listed on page 2 of this Offer to Purchase, (ii) e-mail the Letter of Transmittal to grosvenordeinvservices@bnymellon.com (please include the words “Grosvenor Fund Tender Documents” in the subject line), or (iii) fax your request to (302) 791-2790. All requests to tender Interests must be received by the Fund in good order before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2012 unless the Offer is extended. See Section 5.

•

If you would like to obtain the estimated net asset value of your Interest, which is calculated monthly, contact the Fund at the address listed on page 2 or at (866) 211-4521, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m., Eastern Time. The value of your Interest will likely change between the date its net asset value was last calculated and the Valuation Date, which is December 31, 2012 unless the Offer is extended, when the value of Interests tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Interests. See Section 3.

•

Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2012 unless the Offer is extended. Also note that although the Offer will expire on the Expiration Date, you will remain an Investor in the Fund, with respect to any Interest you tender that is accepted for purchase by the Fund through the Valuation Date. Accordingly, the value of your tendered Interest may rise or fall until the Valuation Date.

•	If you elect to tender, it is your responsibility to confirm, and it is strongly recommended that you confirm, receipt of the Letter of Transmittal by the Fund. See Section 5.

2. Background and Purpose of the Offer

The purpose of this Offer is to provide liquidity to Investors who hold Interests in the Fund, as contemplated by and in accordance with the procedures set forth in the Fund’s Confidential Memorandum and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Adviser expects that it will recommend to the Board of Directors that the Fund purchase Interests from Investors four times each year, effective as of the last day of each calendar quarter. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Adviser, the Board of Directors has approved the Offer, after consideration of various matters, and the recommendation of the Adviser, in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement.

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The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program and the amount of the Offer. A reduction in the aggregate assets of the Fund may result in Investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Investors make additional subscriptions for Interests from time to time. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Confidential Memorandum. The Fund currently expects that it will accept subscriptions for Interests as of the last business day of each month, but is under no obligation to do so.

Net Assets of the Fund

June 30, 2012	$86,455,106
July 31, 2012	$87,046,486
August 31, 2012	$88,100,615 (estimate)
September 1, 2012	$92,666,755 (estimate made with September 1 subscriptions)

3. Offer to Purchase and Price

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $29,000,000 of Interests that are properly tendered by Investors, and not withdrawn (in accordance with Section 6 below), before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2012, unless the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of the Valuation Date, payable as set forth in Section 7. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the start of business on September 1, 2012, the Fund had approximately $92.7 million in Interests outstanding (based on the unaudited net asset value of such Interests and including subscriptions made as of September 1, 2012). Investors may obtain monthly estimated net asset value information, which the Fund calculates based on information the Master Fund receives from the managers of portfolio funds in which the Master Fund invests, as of the most recent month-end, by contacting the Fund at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m., Eastern Time. The value of an Investor’s Interest will likely change between any such date and the Valuation Date, which is December 31, 2012 unless the Offer is extended, when the value of the Interests tendered by Investors will be determined for purposes of calculating the purchase price of Interests tendered and accepted for purchase.

4. Amount of Tender

The Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered. Subject to the limitations set forth below, Investors may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain a capital account balance of at least $50,000. The Fund reserves the right to reduce the amount to be purchased from any Investor tendering a portion of its Interest so that the required minimum capital account balance is maintained.

Offer to Purchase – TE	Page 6

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $29,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the tendered Interests unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $29,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept a portion of each Interest tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

5. Procedure for Tenders

Investors who are clients of certain brokers may be instructed in the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all or a portion of their Interests. Such Investors must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Unless otherwise instructed in the cover letter to this Offer, Investors wishing to tender Interests pursuant to the Offer should complete and execute a Letter of Transmittal either: (i) by mail to Grosvenor Funds, c/o BNY Mellon Alternative Investment Services, 400 Bellevue Parkway, 19C-0204, Wilmington, DE 19809, (ii) by e-mail to grosvenordeinvservices@bnymellon.com (please include the words “Grosvenor Fund Tender Documents” in the subject line), or (iii) by fax to (302) 791-2790. Please include the words “Grosvenor Tender Documents” in the subject line. The completed and executed Letter of Transmittal must be received by the Fund, and in good order, no later than the Expiration Date. The Fund recommends that mailed documents be submitted to the Fund via certified mail, return receipt requested.

Investors wishing the Fund to confirm receipt of a Letter of Transmittal should include their e-mail address at the designated place on the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest, including, but not limited to, the failure of the Fund to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund shall determine. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser, or the Board of Directors is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6. Withdrawal Rights

Any Investor tendering an Interest pursuant to this Offer may withdraw the tender at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2012 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after November 23, 2012. To be effective, any notice of withdrawal must be timely received by the Fund at the address set forth on page 2. A form of notice of withdrawal of a tender is available by calling the Fund at the telephone number indicated on page 2. The Fund determines questions as to the form and validity (including time of receipt) of notices of

Offer to Purchase – TE	Page 7

withdrawal, in its sole discretion, and its determinations are final and binding. Interests subject to a tender that has been properly withdrawn are not thereafter deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 5.

7. Purchases and Payment

For purposes of the Offer, the Fund will be deemed to have accepted for purchase Interests that are tendered as of when it gives written notice to the tendering Investors of its election to purchase the Investor’s Interest. As stated in Section 3 above, the purchase price of an Interest tendered by any Investor and accepted for purchase will be the net asset value thereof as of the Valuation Date, which is December 31, 2012, if the Offer expires on the Initial Expiration Date, and otherwise the next occurring last business day of a calendar month which is at least sixty-five (65) days after the date on which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

An Investor whose entire Interest (or 95% or more of the net asset value of such Interest) is tendered and accepted for purchase by the Fund will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Investor by the Administrator, entitling the Investor to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the “Initial Payment”). Payment of this amount will be made to the Investor within (a) thirty-five (35) calendar days after the Valuation Date or (b) ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from any portfolio funds, if the Master Fund has requested withdrawals of its capital from such portfolio funds in order to fund the purchase of Interests. The promissory note also will entitle the Investor to receive a contingent payment in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date (as it may be adjusted based upon subsequent revisions, if any, to the net asset values of the portfolio funds upon which the Fund’s determination of its net asset value is based) over (b) the Initial Payment (the “Contingent Payment”). The Contingent Payment, if any, will be payable within 120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to the Contingent Payment. Any interest earned on these deposited amounts is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment.

An Investor whose partial Interest is accepted for purchase by the Fund (provided the portion tendered is less than 95% of the net asset value of such Investor’s entire Interest) will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Investor by the Administrator, entitling the Investor to payment of the unaudited net asset value of the partial Interest accepted for purchase determined as of the Valuation Date, in cash and/or marketable securities (valued in accordance with the LLC Agreement). Payment of this amount will be made to the Investor within (a) thirty-five (35) calendar days after the Valuation Date or (b) ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds, if the Master Fund has requested withdrawals of capital from such portfolio funds in order to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount the Investor tenders if the purchase would cause the Investor’s capital account to have a balance of less than $50,000. In the case of a partial tender greater than 95% of the net asset value of an Investor’s entire Interest, the payment procedures applicable to Investors tendering all their Interest will apply.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

Offer to Purchase – TE	Page 8

Any promissory notes paid to tendering Investors will be held for each Investor by the Administrator. Proceeds of the Initial Payment and any Contingent Payment will be wire transferred directly to the account designated by the Investor. Cash payments wired directly to such Investor accounts may be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

It is expected that cash payments for Interests acquired pursuant to the Offer will not exceed $29,000,000 (unless the Fund elects to purchase a greater amount) and will be derived from: (a) cash on hand; (b) withdrawal of capital derived from one or more of the portfolio funds in which the Master Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; or (d) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the promissory notes, as described above. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Investors, withdrawal of capital derived from the portfolio funds in which the Master Fund invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

8. Certain Conditions of the Offer

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and of the new Expiration Date. In the event that the Fund so elects to extend the tender period, the Valuation Date for the purpose of determining the purchase price for tendered Interests will be the next occurring last business day of a calendar month which is at least sixty-five days (65) from the new Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel or suspend the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation or suspension not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Interests tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

The Fund may cancel or suspend the Offer if: (a) the Master Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Master Fund’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Master Fund has a material investment, (v) international or national calamity directly or indirectly involving the United States that is material to the Master Fund or the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Master Fund, the Fund or its Investors if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.

9. Certain Information About the Fund

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and its telephone number is (312) 506-6500. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Offer to Purchase – TE	Page 9

Except as described below, none of the Fund, the Adviser, or the Board of Directors has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the last business day of each month) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (e) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (f) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

To the Fund’s knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

Other than the acceptance of subscriptions as of August 1, 2012 and September 1, 2012, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.

At a special board meeting on March 29, 2012, the Board of Directors of the Fund (the “Board”) authorized the officers of the Fund to implement a combination of the Fund with Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “Combined Fund”), which has the same investment objectives and strategies as the Fund, but which will have tax status as a “regulated investment company” (“RIC”) for federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund currently invests substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”), but it makes this investment indirectly through Grosvenor Multi-Strategy Offshore Fund Ltd. (“Offshore Fund”), a Cayman entity that serves to prevent tax-exempt investors from receiving unrelated business taxable income (“UBTI”) that would otherwise pass through the Fund due to the Fund’s classification as a partnership for federal income tax purposes. The Combined Fund will also invest in the Master Fund, but as the Combined Fund will be a RIC for federal income tax purposes, no UBTI will pass through the Combined Fund. The multi-level structure of the Fund, investing in the Master Fund indirectly through the Offshore Fund will, therefore, no longer be needed in order to provide tax-exempt investors with the opportunity to invest in the Master Fund without being exposed to UBTI. The effective date of the anticipated combination of the Fund with the Combined Fund is expected to be January 1, 2013.

Combination Will Effectively Change the Fund’s Tax Status from Partnership Treatment to RIC Treatment, Resulting in Different Tax Reporting to Members

The Fund is currently treated as a partnership for federal income tax purposes. As such, it is not subject to federal income tax. The Fund delivers to its Members information about their allocations of income, gain, loss, deductions and credits for tax purposes on Internal Revenue Service (“IRS”) Schedule K-1. As a result of the combination of the Fund with the Combined Fund, and the Combined Fund’s anticipated status as a RIC, Members will begin receiving information about their income and gain with respect to the Combined Fund on Form 1099, which will be sent to Members by February 15th of each year, starting in 2014. (Members will receive a Schedule K-1 from the Fund in 2012 for calendar year 2011 and in 2013 for calendar year 2012. Members will receive a Form 1099 from the Combined Fund in 2014 for calendar year 2013 if the contemplated combination is implemented on January 1, 2013.)

Combination Will Not Result in UBTI

In the proposed combination, the Offshore Fund would contribute the majority of its Master Fund interests — the portion reflecting the proportionate Fund interest in the Offshore Fund – to the Combined Fund in

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exchange for shares in the Combined Fund, and the Offshore Fund would then distribute those Combined Fund shares to the Fund, which in turn would distribute those Combined Fund shares to the Fund’s investors in liquidation of the Fund.

The contribution of assets by the Offshore Fund to the Combined Fund will result in the movement of assets out of a foreign corporation — the Offshore Fund — into a U.S. corporation – the Combined Fund — which could result in the recognition of taxable gain for any investors in the Fund that are not tax-exempt entities. None of this gain will be UBTI, however, so tax-exempt entities investing in the Fund will not receive UBTI as a result of the transaction and will not be subject to tax, except to the extent that a tax-exempt investor has borrowed money in connection with its investment in the Fund.

The Master Fund will be making changes in its investment portfolio to facilitate the Combined Fund’s qualification as a RIC. The Master Fund currently invests in a diverse group of private investment funds (“Investment Funds”) managed by a select group of alternative asset managers (“Investment Managers”). Because many of the Investment Funds are partnerships and are unable or unwilling to provide the detailed information about their portfolios and income that a RIC needs in order to assure its compliance with the requirements of Subchapter M, the Master Fund plans to withdraw from all or a significant portion of its Investment Fund partnership investments prior to the Combined Fund’s conversion to RIC status, and to reinvest the proceeds in offshore Investment Funds that are considered passive foreign investment companies (“PFICs”) for U.S. federal income tax purposes. As a RIC, the Combined Fund will be able to elect mark-to-market taxation of its indirect PFIC investments through the Master Fund, which will eliminate the need for the types of information required from partnerships and will facilitate the Combined Fund’s compliance with Subchapter M.

When the Master Fund fully withdraws from its current Investment Fund investments, many of these Investment Funds are expected to impose holdbacks of withdrawal proceeds until after such Investment Funds’ 2012 year-end audits have been completed. The Master Fund estimates that such holdbacks may be in the range of 5%-10% of the net asset value of the Master Fund’s interest in the applicable Investment Funds, although some Investment Funds might not impose any holdbacks at all. In light of the uncertainty with regard to the level of such holdbacks at this time, it is possible that such holdbacks could affect an aggregate of up to 10% of the net asset value of the Combined Fund. Until such time as the Investment Funds’ 2012 audits have completed, the withdrawal proceeds held back will generally constitute non-interest-earning receivables until as late as April 2013, which may have a material adverse impact on the Master Fund’s and the Combined Fund’s performance over the first year following the Combined Fund’s conversion to a RIC.

The Master Fund plans to invest in PFICs most of which will be managed by the same group of Investment Managers who manage the Investment Fund partnerships in which the Master Fund currently invests. Despite this continuity of managers, however, the Master Fund expects to replace some of the current Investment Managers with new Investment Managers pursuing similar investment strategies and that the underlying investment portfolios held by the PFICs will differ somewhat from the underlying portfolios held by commonly managed Investment Fund partnerships.

RIC Qualification Requirements for Combined Fund

To qualify as a RIC for income tax purposes, the Combined Fund must derive at least 90% of its annual gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in stock, securities and currencies, and net income derived from an interest in a qualified publicly traded partnership. The Combined Fund must also distribute to Members at least 90% of its investment company taxable income and 90% of its net tax-exempt interest income for each taxable year. In order to avoid incurring a nondeductible 4% federal excise tax, the Combined Fund must distribute (or be deemed to have distributed) by December 31 of each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (which is the excess of its realized net long-term capital gain over its realized net short-term capital loss), generally computed on the basis of the one-year period ending on October 31 of such year, after reduction by any available capital loss carryforwards and (iii) 100% of any ordinary income and capital gain net income from the prior year (as previously computed) that were not paid out during such year and on which the Combined Fund paid no federal income tax. The Board of the Combined Fund has approved a dividend reinvestment plan (“DRP”) under which dividends distributed by the Combined Fund will be reinvested in the Combined Fund. Members will have the ability to opt out of the DRP.

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The Combined Fund must also satisfy certain requirements with respect to the diversification of its assets. The Combined Fund must have, at the close of each quarter of its taxable year, at least 50% of the value of its total assets represented by cash items, U.S. government securities, securities of other RICs, and other securities that, in respect of any one issuer, do not represent more than 5% of the value of the assets of the Combined Fund or more than 10% of the voting securities of that issuer. In addition, at those times, not more than 25% of the value of the Combined Fund’s assets may be invested in securities (other than U.S. Government securities or the securities of other RICs) of any one issuer, or of two or more issuers that the Combined Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses, or of one or more qualified publicly traded partnerships.

Distributions from a RIC

The Combined Fund plans to declare as dividends each year all or substantially all of its taxable income. In general, distributions will be taxable to Members, other than tax-exempt Members, for federal, state and local income tax purposes to the extent of the Combined Fund’s current and accumulated earnings and profits. Such dividends are treated as having been distributed whether they are received in cash or reinvested in the Combined Fund pursuant to the DRP. The Combined Fund expects that its distributions attributable to PFICs for which it makes mark-to-market elections will generally be taxable to its Members, other than tax-exempt Members, at ordinary income rates.

With respect to a tax-exempt entity investing in the Combined Fund, dividends and other distributions paid by the Combined Fund will not constitute UBTI, provided such tax-exempt entity has not borrowed money in connection with its investment in the Combined Fund.

Consequences of Failure to Satisfy RIC Requirements

If the Combined Fund does not qualify as a RIC for any taxable year, the Combined Fund’s taxable income will be subject to corporate income taxes. In order to requalify for taxation as a RIC, the Combined Fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions.

The foregoing briefly summarizes some of the important federal income tax consequences to Members of the Fund following the combination of the Fund with the Combined Fund and the Combined Fund’s election to qualify as a RIC. This summary reflects the federal tax law as of the date of this Offer to Purchase, and does not address special tax rules applicable to certain types of investors, such as corporate and foreign investors. Unless otherwise noted, this discussion assumes that an investor is a tax-exempt United States person and holds Interests as a capital asset. This discussion is based upon current provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change or differing interpretations by the courts or the IRS retroactively or prospectively. Investors should consult their tax advisors regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

10. Certain Federal Income Tax Consequences

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. The Investor generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor’s then adjusted tax basis in such Investor’s Interest. An Investor’s basis in the Investor’s remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor’s basis in such Investor’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money

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distributed to an Investor in excess of the adjusted tax basis of the Investor’s Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor’s then adjusted tax basis in the Investor’s repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

11. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer. A copy of this statement may be obtained from the Fund by contacting the Fund at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission’s internet website, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

12. Financial Statements

The following financial statements of the Fund are incorporated by reference: audited financial statements for the period ended March 31, 2012, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 8, 2012 (Accession No. 0001193125-12-264994); unaudited financial statements for the period ended September 30, 2011, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on December 9, 2011 (Accession No. 0000950123-11-102559); and audited financial statements for the period ended March 31, 2011, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 7, 2011 (Accession No. 0000950123-11-057243).

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